Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”) covers the financial position as of March 31, 2024 and December 31, 2023 and results of operations for the three months ended March 31, 2024 and 2023. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of March 31, 2024, included elsewhere in this report, and our Annual Report for the year ended December 31, 2023 on Form 20-F.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Non-IFRS measures used in this MD&A are reconciled to or calculated from the most comparable IFRS measure. We utilize these measures in managing our business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A on page 19. We also caution readers that this MD&A may contain forward-looking statements, see page 28 for our “Statement Regarding Forward-Looking Statements.”

This MD&A includes financial data for the three months ended March 31, 2024 and includes material information up to May 10, 2024.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
The partnership’s capital structure is comprised of five classes of partnership units: General partnership units (“GP Units”), limited partnership units (“LP Units”), Redeemable/Exchangeable Partnership units (“REUs”), special limited partnership units of the operating partnership (“Special LP Units”) and FV LTIP units of the operating partnership (“FV LTIP Units”). In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (collectively, “Preferred Equity Units”). Holders of the GP Units, LP Units, REUs, Special LP Units and FV LTIP Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units and REUs have the same economic attributes in all respects, except that the holders of REUs have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Corporation (“BN” or the “Corporation”), as the holder of the REUs exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, the Corporation, as holder of REUs, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the REUs as a component of non-controlling interests.

Financial data has been prepared using accounting policies in accordance with IFRS, except as otherwise noted. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market.

All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”), United Arab Emirates Dirham (“AED”), Hong Kong Dollar (“HK$”), Swedish Krona (“SEK”) and Polish Zloty (“zł”) are identified where applicable.

Additional information is available on our website at bpy.brookfield.com, or on www.sedarplus.ca or www.sec.gov.

OVERVIEW OF THE BUSINESS
    We are Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate.

Office
Our diversified Office portfolio consists of 72 million leasable square feet across 132 premier office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto, and Berlin. We target to earn core-plus total returns on this portfolio. Represented within this portfolio are irreplaceable assets in global gateway cities (“Core”), including 16 office and mixed-use complexes in cities such as New York and London. The balance of our Office portfolio consists of assets with significant value-add through development and leasing activities (“Transitional and Development”) that are generally held for shorter time frames before being monetized for attractive returns. We focus on high-quality real estate assets in some of the best locations around the world because we have found that these outperform over very long periods of time and through economic cycles.

Retail
Our Retail portfolio consists of 109 million leasable square feet across 107 best-in-class malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio. Similar to our Office portfolio, within our Retail portfolio are 19 Core premier retail centers in attractive markets across the U.S., such as Honolulu and Las Vegas, which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. The balance of our Retail portfolio consists of Transitional and Development retail assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns.

LP Investments
Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, mixed-use and other alternative real estate. We target to earn opportunistic returns on our LP Investments portfolio. These investments have a defined hold period and typically generate the majority of profits from gains recognized from realization events, including the sale of an asset or portfolio of assets, or exit of the entire investment. As such, capital invested in our LP Investments recycles over time, as existing funds return capital, and we reinvest these proceeds in future vintages of Brookfield-sponsored funds.

There have been no material changes to our investment strategy since December 31, 2023. For a more detailed description of our investment strategy, please refer to the section titled Item 4.B. “Business Overview” in our December 31, 2023 Annual Report on Form 20-F.

PERFORMANCE MEASURES
We consider the following items to be important drivers of our current and anticipated financial performance:
•increases in occupancies by leasing vacant space and pre-leasing active developments;
•increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:
•debt capital at a cost and on terms conducive to our goals;
•preferred equity capital at a reasonable cost;
•new property acquisitions and other investments that fit into our strategic plan; and
•opportunities to dispose of peak value or non-core assets.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These fair value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

To measure our performance against these targets, as described above, and measure our operating performance, we focus on non-IFRS measures including net operating income (“NOI”), funds from operations (“FFO”), Company FFO (“CFFO”), and equity attributable to Unitholders. We define these non-GAAP measures on page 18.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 9.

    The following acquisitions and dispositions affected our consolidated results for the three months ended March 31, 2024 and 2023.

Q1 2024
•We acquired seventy-five multifamily assets out of foreclosure in the United Stated in one of our opportunistic real estate funds for $629 million.
•We acquired several logistics assets in the United States, the Netherlands, the United Kingdom and United Arab Emirates for $216 million.
•We acquired a student housing asset in the United States for $161 million.

Q4 2023
•We sold a portfolio of 19 manufactured housing communities in the United States in the Brookfield Strategic Real Estate Partners (“BSREP”) II fund for approximately $317 million.
•We sold an office asset in Brazil for approximately R$1.5 billion ($300 million).
Q3 2023
•We acquired eight logistic centers in the United States in the BSREP IV fund for $378 million.
•We sold twenty-three manufactured housing communities in the United States in the BSREP II fund for $389 million.

Q2 2023
•We sold partial interests, without loss of control, in two office assets in the United States for net proceeds of approximately $205 million.
•We sold partial interests, without loss of control, in three office assets in Canada for net proceeds of approximately C$405 million ($306 million).
•We acquired a multifamily asset in the United States in the BSREP IV fund for approximately $157 million.

Q1 2023
•We acquired five logistics assets in the United States in the BSREP IV fund for approximately $400 million.
•We acquired a 23% LP interest in the foreign investments owned by BSREP IV from an indirect subsidiary of the Corporation (“Acquisition of Foreign Investments”) for consideration of $588 million through the issuance of a non-interest bearing note. There was a subsequent $530 million capital call related to the BSREP IV U.S. and foreign investments. The consideration for the Acquisition of Foreign Investments and capital call was funded by the issuance of LP Units, Special LP Units and REUs to the Corporation.

For the purposes of the following comparison discussion between the three months ended March 31, 2024 and 2023, the above transactions are referred to as the investment activities.

Operating Results

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
Commercial property revenue	$1,539	$1,486
Hospitality revenue	595	565
Investment and other revenue	186	189
Total revenue	2,320	2,240
Direct commercial property expense	611	588
Direct hospitality expense	533	508
Investment and other expense	10	69
Interest expense	1,213	1,167
General and administrative expense	340	332
Total expenses	2,707	2,664
Fair value (losses), net	(372)	(53)
Share of earnings from equity accounted investments	132	24
(Loss) before income taxes	(627)	(453)
Income tax expense (benefit)	82	(59)
Net (loss)	$(709)	$(394)

Net (loss) for the three months ended March 31, 2024 was $(709) million compared to $(394) million for the same period in the prior year. The increase in loss is primarily attributable to fair value losses resulting from updated market and leasing assumptions at certain Office and LP Investments assets in the U.S. and higher interest expense due to higher reference rates, partially offset by higher share of net earnings from equity accounted investments from our Retail segment and a decrease in investment and other expense due to fewer dispositions of multifamily develop-for-sale assets compared to the prior year and an increase in commercial property revenue, net of related direct expenses from acquisition activity in our LP Investments segment.

Commercial property revenue and direct commercial property expense
For the three months ended March 31, 2024, commercial property revenue increased by $53 million compared to the same period in the prior year due to acquisitions activity in our LP Investments segment resulting in an increase of $53 million, partially offset by property dispositions.

For the three months ended March 31, 2024, direct commercial property expense increased by $23 million compared to the same period in the prior year due to higher expenses as a result of the acquisition activity discussed above, which generated additional expense of $24 million. Margins in 2024 were 60.3%, a decrease of 0.1% compared to 2023.

Hospitality revenue and direct hospitality expense
For the three months ended March 31, 2024, hospitality revenue increased by $30 million compared to the same period in the prior year. The increase was attributable to higher occupancy and higher average daily rates in the U.K. resulting in an increase of $30 million when compared to the same period in the prior year,

Direct hospitality expense increased to $533 million for the three months ended March 31, 2024, compared to $508 million in the same period in the prior year. The increase was driven by additional operating expenses of $13 million stemming from increased room utilization.

Investment and other revenue, and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. For the three months ended March 31, 2024, investment and other revenue decreased by $3 million, primarily due to a decrease of $22 million in our LP Investments segment resulting from fewer dispositions of multifamily develop-for-sale assets compared to the prior year, as well as a decrease of $18 million in our Office segment due to lower development fees earned in Australia, as we completed a development project in Perth, partially offset by incremental interest income in the U.S. and China.

For the three months ended March 31, 2024, investment and other expense decreased by $59 million primarily due to a decrease of $52 million in our LP Investments segment resulting from the lower dispositions of multifamily develop-for-sale assets compared to the prior year as well as a decrease of $7 million in our Office segment due to lower development costs in Australia.

Interest expense
Interest expense increased by $46 million for the three months ended March 31, 2024, due to higher debt balances resulting from acquisition activity, asset-level financings, corporate draws and a higher interest rate environment, partially offset by repayments.

General and administrative expense
General and administrative expense increased by $8 million for the three months ended March 31, 2024 as compared to the same period in the prior year. The increase is due to higher employee compensation from acquisition activity, partially offset by lower general and administrative expense in our Retail segment, as the prior period was impacted by higher consulting fees.

Fair value (losses), net
Fair value (losses), net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency gains (losses) on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the income statement. Our valuations are generally prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors.

We have a number of office properties externally appraised in the ordinary course to support our valuation process and for other business purposes. We compare the results to those external appraisals to our internally prepared values and reconcile significant differences when they arise. During the three months ended March 31, 2024, we obtained 9 external appraisals of our operating properties representing a gross property value of $4 billion. These external appraisals were within 1% of management’s valuations. Also, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to our IFRS values.

There have been no material changes to our valuation methodology since December 31, 2023. Refer to our 2023 Annual Report on Form 20-F for further detail on the valuation methodology of our investment properties and hospitality properties.

Fair value losses, net for our Office segment were $184 million for the three months ended March 31, 2024. These losses were due to discount rate and capitalization rate expansion and updated leasing assumptions, partially offset by gains driven by updated cash flow assumptions in the U.S. Fair value losses, net for our Office segment were $138 million for the three months ended March 31, 2023. These losses were driven by updated market assumptions partially offset by gains from updated cashflow assumptions in the U.S. and the U.K.

Fair value losses, net for our Retail segment for the three months ended March 31, 2024 were $21 million. These losses were primarily driven by updated market assumptions, partially offset by fair value gains from updated cash flow assumptions and leasing outperformance. Fair value losses, net for our Retail segment were $35 million for the three months ended March 31, 2023. These losses primarily related to updated market assumptions partially offset by gains from updated leasing assumptions.

Fair value losses, net for our LP Investments segment were $157 million for the three months ended March 31, 2024 primarily due to fair value losses at select office and manufactured housing assets in the U.S. These losses were partially offset by updated cash flow assumptions and strong office leasing activity in India as well as the positive impact of inflation on rental rates and capital spend in Brazil. Fair value gains, net for our LP Investments segment for the three months ended March 31, 2023 were $128 million, primarily driven by updated valuation metrics and leasing assumptions in select manufactured housing, mixed-use, multifamily, and office assets located in the U.S. and the U.K.

Share of net earnings from equity accounted investments
    Our most significant equity accounted investments are a mixed-use district in London, a mixed-use complex and an office tower in New York, a shopping center in Honolulu, and two malls in Las Vegas.

During the twelve months ended December 31, 2023, we sold 99% of our interest in an office tower in Midtown New York for approximately $101 million which is now reflected as a financial asset and 13% of our interest in the Bryant Park Office Tower in New York for approximately $83 million.

For the three months ended March 31, 2024, our share of net earnings from equity accounted investments were $132 million, which represents an increase of $108 million compared to the prior year. The increase is primarily due to fair value gains as a result of updated market assumptions at assets accounted for under the equity method compared tp fair value losses in the prior year.

Income tax expense
The increase in income tax expense for the three months ended March 31, 2024 compared to the prior year is primarily due to an increase due to tax expense uncorrelated with accounting income and changes in pre-tax income.

Statement of Financial Position and Key Metrics

(US$ Millions)	Mar. 31, 2024	Dec. 31, 2023
Investment properties
Commercial properties	$78,425	$77,699
Commercial developments	5,131	5,216
Equity accounted investments	18,819	19,435
Property, plant and equipment	10,875	11,085
Cash and cash equivalents	2,573	2,341
Assets held for sale	2,124	1,852
Total assets	131,132	131,577
Debt obligations	68,399	68,712
Liabilities associated with assets held for sale	67	57
Total equity	47,923	48,587

As of March 31, 2024, we had $131,132 million in total assets, compared with $131,577 million at December 31, 2023. This $445 million decrease was primarily due to the sale of an equity accounted investment, a decrease in property, plant and equipment resulting from disposition activity in the U.S., and the negative impact of foreign currency translation. These decreases were partially offset by an increase in commercial properties due to acquisition activity.

The following table presents the changes in investment properties from December 31, 2023 to March 31, 2024:

	Three months ended Mar. 31, 2024
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$77,699	$5,216
Acquisitions	1,137	37
Capital expenditures	203	343
Property dispositions(1)	(33)	—
Fair value (losses) gains, net	(341)	126
Foreign currency translation	(605)	(66)
Transfer between commercial properties and commercial developments	510	(510)
Reclassifications to assets held for sale and other changes	(145)	(15)
Investment properties, end of period	$78,425	$5,131
(1)Property dispositions represent the carrying value on date of sale.

Commercial properties are commercial, operating, rent-producing properties. Commercial properties increased from $77,699 million at the end of 2023 to $78,425 million at March 31, 2024. The increase was due to acquisition activity, primarily in our LP Investments segment, coupled with two office assets in our LP Investments segment becoming operational during the period, as well as capital spend in our LP Investments and Office segments. These increases were partially offset by the negative impact of foreign currency translation, the reclassification of a retail asset to held for sale and incremental fair value losses during the period. Refer to Note 3, Investment Properties of our Q1 2024 Financial Statements for further information.

    Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $5,131 million at March 31, 2024, a decrease of $85 million from the balance at December 31, 2023. The decrease is primarily due to two office assets becoming operational during the period, as mentioned above, and the negative impact of foreign currency translation, partially offset by capital spend and fair value gains within our LP Investments segment. Refer to Note 3, Investment Properties of our Q1 2024 Financial Statements for further information.

The following table presents a roll-forward of changes in our equity accounted investments December 31, 2023 to March 31, 2024:

(US$ Millions)	Three months ended Mar. 31, 2024
Equity accounted investments, beginning of period	$19,435
Additions	73
Disposals and return of capital distributions	(508)
Share of net earnings (losses) from equity accounted investments	120
Distributions received	(29)
Foreign currency translation	(66)
Reclassification (to) assets held for sale	(182)
Other comprehensive income and other	(24)
Equity accounted investments, end of period	$18,819

Equity accounted investments decreased by $616 million since December 31, 2023 primarily due to disposals and return of capital distributions within our LP Investments segment and the reclassification of a partial interest in an office asset in the United Arab Emirates to assets held for sale, partially offset by our share of net earnings from equity accounted investments. Refer to Note 4, Equity Accounted Investments of our Q1 2024 Financial Statements for further information.

The following table presents a roll-forward of changes in property, plant and equipment December 31, 2023 to March 31, 2024:

(US$ Millions)	Three months ended Mar. 31, 2024
Cost:
Balance at the beginning of period	$10,486
Additions	110
Disposals	(59)
Foreign currency translation	(74)
Reclassification (to) assets held for sale and other	(74)
10,389
Accumulated fair value changes:
Balance at the beginning of period	2,027
Disposals	(4)
Foreign currency translation	(19)
Reclassification (to) assets held for sale and other	(18)
1,986
Accumulated depreciation:
Balance at the beginning of period	(1,428)
Depreciation	(108)
Disposals	9
Foreign currency translation	15
Reclassification to assets held for sale and other	12
(1,500)
Total property, plant and equipment(2)	$10,875
(1)Includes right-of-use assets of $302 million (December 31, 2023 - $304 million).

Property, plant and equipment decreased by $210 million since December 31, 2023, primarily due to depreciation, the negative impact of foreign currency translation and net disposals within our LP Investments segment. Property, plant and equipment primarily includes our hospitality assets which are revalued annually at December 31, using a depreciated replacement cost approach.

The following table presents a roll-forward of changes in assets held for sale December 31, 2023 to March 31, 2024:

(US$ Millions)	Three months ended Mar. 31, 2024
Balance, beginning of period	1,852
Reclassification to assets held for sale, net	394
Disposals	(141)
Fair value adjustments	(4)
Other	23
Balance, end of period	$2,124

At March 31, 2024, assets held for sale included five hotel assets in the U.S., five office assets in the U.S., five retail assets in the U.S., one logistics asset in the U.S. and a partial interest in an office asset in the United Arab Emirates as we intend to sell our interests in these assets to third parties in the next 12 months. Refer to Note 10, Held For Sale of our Q1 2024 Financial Statements for further information.

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2023	Debt obligation issuance, net of repayments	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Other	Mar. 31, 2024
Debt obligations	$68,712	132	46	(479)	(12)	$68,399

Our debt obligations, excluding debt obligations associated with assets held for sale, decreased to $68,399 million at March 31, 2024 from $68,712 million at December 31, 2023. The decrease was driven by the negative impact of foreign currency translation partially offset by the net issuance of debt. Refer to Note 11, Debt Obligations of our Q1 2024 Financial Statements for further information.

Total equity was $47,923 million at March 31, 2024, a decrease of $664 million from the balance at December 31, 2023. The decrease was primarily driven by dispositions since the prior year, net loss and the negative impact of foreign currency translation during the period.
Interests of others in operating subsidiaries and properties was $25,035 million at March 31, 2024, a decrease of $297 million from the balance of $25,332 million at December 31, 2023 due to the disposition activity discussed above.

The following table summarizes our key operating results:

	2024	2023				2022
(US$ Millions, except per unit information)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$2,320	$2,483	$2,433	$2,327	$2,240	$1,812	$1,756	$1,743
Direct operating costs	1,144	1,124	1,129	1,077	1,096	753	753	729
Net (loss) income	(709)	(630)	(367)	(458)	(394)	(1,220)	4	520
Net (loss) income attributable to Unitholders	(385)	(293)	(177)	(531)	(232)	(1,196)	(38)	400

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income are also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Office, Retail, LP Investments and Corporate.

The following table presents NOI by segment:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
Office(1)	$246	$245
Retail(1)	248	255
LP Investments(1)	612	548
Corporate(1)	—	18
NOI(1)	$1,106	$1,066
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 18. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 19.

The following table presents FFO by segment:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
Office	$(12)	$17
Retail	106	102
LP Investments	(18)	(30)
Corporate	(198)	(188)
FFO(1)	$(122)	$(99)
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 18. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 19.

The following table presents CFFO by segment:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
Office(1)	$6	$25
Retail(1)	99	118
LP Investments(1)	(24)	(25)
Corporate(1)	(199)	(187)
CFFO(1)	$(118)	$(69)
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 18. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 19.

The following table presents equity attributable to Unitholders by segment as of March 31, 2024 and December 31, 2023:

(US$ Millions)	Mar. 31, 2024	Dec. 31, 2023
Office(1)	$11,923	$12,103
Retail(1)	16,062	15,908
LP Investments(1)	6,662	6,891
Corporate(1)	(12,458)	(12,346)
Equity attributable to Unitholders(1)	$22,189	$22,556
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 18. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 19.

Office

Overview
    Our diversified Office portfolio consists of 72 million leasable square feet across 132 premier office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto, Perth and Berlin. We target to earn core-plus total returns on this portfolio. Represented within this portfolio are irreplaceable assets in global gateway cities, including 16 office and mixed-use complexes in cities such as New York and London. The balance of our Office portfolio consists of Transitional and Development assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns. We focus on high-quality real estate assets in some of the best locations around the world because we have found that these outperform over very long periods of time and through economic cycles.

Summary of Operating Results
The following table presents NOI, FFO, CFFO and net (loss) in our Office segment for the three months ended March 31, 2024 and 2023:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
NOI	246	245
FFO	(12)	17
CFFO	6	25
Net (loss)	(209)	(82)

NOI from our consolidated properties was $246 million during the three months ended March 31, 2024 compared to $245 million the prior year due to lease commencements partially offset by disposition activity since the prior year.

NOI from our unconsolidated properties on a proportionate basis increased to $145 million during the three months ended March 31, 2024, compared to $135 million due to net transaction income and lease commencements since the prior year partially offset by disposition activity.

FFO from our Office segment was $(12) million for the three months ended March 31, 2024 as compared to $17 million in the same period in the prior year. This decrease was attributable to an increase in interest expense resulting from the rising interest rate environment and financing activity, partially offset by an increase in fee revenue.

For the three months ended March 31, 2024, CFFO decreased by $19 million, primarily attributable to the FFO movements discussed above partially offset by a reduction in transaction costs and imputed interest in the U.S.

Net (loss) increased by $127 million to $(209) million during the three months ended March 31, 2024 as compared to the same period in 2023. The increase is a result of the movements discussed above, coupled with an increase in fair value losses, due to updated valuation metrics, and share of equity accounted losses of in the U.K. and Canada.

Key Operating Metrics
    The following table presents key operating metrics for our Office portfolio as at and for the three months ended March 31, 2024 and 2023:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Mar. 31, 2024	Mar. 31, 2023	Mar. 31, 2024	Mar. 31, 2023
Total portfolio(1):
Number of properties	59	62	73	72
Leasable square feet (in thousands)(2)	42,732	46,085	29,362	30,279
Occupancy	83.6%	82.9%	87.2%	89.5%
(1)Included in our total portfolio are 68 Core properties located in 16 premier office and mixed-use complexes in key global markets which total approximately 33 million leasable square feet and are 94.6% occupied compared with 93.7% in the prior year.
(2)Includes leasable office, retail and multifamily square footage at our properties.

The following table presents the changes in investment properties in the Office segment from December 31, 2023 to March 31, 2024:

	Mar. 31, 2024
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$20,194	$859
Property acquisitions	1	—
Capital expenditures	67	55
Property dispositions	(1)	—
Fair value (losses), net	(138)	(1)
Foreign currency translation	(187)	(10)
Reclassifications to assets held for sale and other	(1)	(16)
Investment properties, end of period	$19,935	$887

Commercial properties totaled $19,935 million at March 31, 2024, compared to $20,194 million at December 31, 2023. The decrease was driven primarily by the negative impact of foreign currency translation coupled with fair value losses on select properties as a result of updated valuation metrics and updated cash flows, partially offset by capital spend.

Commercial developments increased by $28 million from December 31, 2023 to March 31, 2024. The increase was primarily the result of development spend in the U.K., partially offset by the negative impact of foreign currency translation.

The following table presents the changes in equity accounted investments in the Office segment from December 31, 2023 to March 31, 2024:

(US$ Millions)	Mar. 31, 2024
Equity accounted investments, beginning of period	$8,199
Additions	5
Share of net (losses), including fair value changes	(19)
Distributions received	(17)
Foreign currency translation	(42)
Reclassifications to assets held for sale	(182)
Other comprehensive income and other	3
Equity accounted investments, end of period	$7,947

Equity accounted investments decreased by $252 million since December 31, 2023 to $7,947 million at March 31, 2024. The decrease was driven by the reclassification of a portion of our interest in an asset in the United Arab Emirates to held for sale and the negative impact of foreign currency translation.

Debt obligations decreased by $83 million since December 31, 2023 to $13,929 million at March 31, 2024. The decrease was primarily driven by the negative impact of foreign currency translation, partially offset by the paydown of debt in the U.K. as a result of disposition activity.

Retail

Overview
Our Retail portfolio consists of 109 million leasable square feet across 107 best-in-class malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio. Similar to our Office portfolio, within our Retail portfolio are 19 Core premier retail centers in attractive markets across the U.S., such as Honolulu and Las Vegas, which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. The balance of our Retail portfolio consists of Transitional and Development retail assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns.

Summary of Operating Results
The following table presents NOI, FFO, CFFO and net income in our Retail segment for the three months ended March 31, 2024 and 2023:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
NOI	$248	$255
FFO	106	102
CFFO	99	118
Net income	157	16

NOI decreased to $248 million during the three months ended March 31, 2024 compared to $255 million in the same quarter in 2023, due to an increase in bad debt expense as well, as well as the prior year benefiting from increased overage rent and higher sales. This was partially offset by higher rents due to new leases and renewals at higher rent spreads.

NOI from our unconsolidated properties decreased slightly to $184 million during the three months ended March 31, 2024 compared to the same quarter in 2023, primarily attributable to an increase bad debt expense, as well as the prior year benefiting from higher overage rent and higher sales partially offset by an increase in rental revenue.

For the three months ended March 31, 2024, FFO earned in our Retail segment was $106 million compared to $102 million for the same period in the prior year. The increase is attributable to lower interest expense from the reversal of accrued interest as a result of loan extensions, as well as a decrease in general and administrative expense due to severance expense in the prior year, partially offset by reduced share of earnings from equity accounted investments as a result of lower overage rent.

For the three months ended March 31, 2024, CFFO decreased by $19 million, primarily attributable to the FFO movements discussed above, offset by higher transaction costs in the period.

Net income was $157 million for the three months ended March 31, 2024 compared to income of $16 million during the same period in the prior year. The variance is attributable to the CFFO movements discussed above, coupled with share of net earnings from equity accounted investments in the current period, compared to share of net losses from equity accounted investments in the prior period.

Key Operating Metrics
The following table presents key operating metrics in our Retail portfolio as at and for the three months ended March 31, 2024 and 2023:

	Consolidated		Unconsolidated
	Mar. 31, 2024	Mar. 31, 2023	Mar. 31, 2024	Mar. 31, 2023
Total portfolio(1):
Number of malls and urban retail properties	56	58	51	51
Leasable square feet (in thousands)(2)	50,584	52,221	58,486	57,705
Leased %	93.2%	93.4%	96.4%	96.1%
(1)Included in our total portfolio are 19 Core premier retail centers which total approximately 24 million leasable square feet and are 96.9% occupied compared with 96.3% in the prior year.
(2)Total Portfolio Leasable square feet represents total leasable area.

The following table presents the changes in investment properties in the Retail segment from December 31, 2023 to March 31, 2024:

Mar. 31, 2024
(US$ Millions)	Commercial properties
Investment properties, beginning of period	$19,385
Capital expenditures	19
Property dispositions	(3)
Fair value gains, net	9
Reclassifications to assets held for sale	(132)
Investment properties, end of period	$19,278

Commercial properties decreased by $107 million to $19,278 million, primarily due to the reclassification of an asset to held for sale, partially offset by capital spend and fair value gains in the period.

The following table presents a roll-forward of our partnership’s equity accounted investments in the Retail segment for the three months ended March 31, 2024:

(US$ Millions)	Mar. 31, 2024
Equity accounted investments, beginning of year	$9,501
Additions	61
Disposals and return of capital	(73)
Share of net earnings from equity accounted investments	137
Distributions	(5)
Other	(4)
Equity accounted investments, end of period	$9,617

Equity accounted investments increased by $116 million to $9,617 million, primarily due to share of net earnings from equity accounted investments and additions, partially offset by return of capital.

Debt obligations decreased by $37 million to $12,541 million, primarily due to paydowns of asset-level and term debt.

LP Investments

Overview
    Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, student housing and manufactured housing. We target to earn opportunistic returns on our LP Investments portfolio.
    The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•An interest in a series of our opportunistic real estate funds which each target gross returns of 20%, including:

◦A 31% interest in BSREP I, which is in its 12th year since initial closing, is fully invested and is executing realizations.

◦A 26% interest in BSREP II, which is in its 9th year since initial closing, is fully invested and is executing realizations.

◦A 8% interest in BSREP III, which is in its 7th year since initial closing.

◦A 23% interest in BSREP IV, which is in its 3rd year since initial closing.

•A blended 30% interest in two value-add multifamily funds projecting gross returns of 25%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A blended 33% interest in a series of real estate debt funds which seek to invest in commercial real estate debt secured by properties in strategic locations.

    While our economic interest in these funds are less than 50% in each case, we consolidate several of the portfolios, specifically BSREP I, BSREP II, and BSREP IV, held through the LP Investments as the Corporation’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interest in BSREP III as our 8% non-voting interest does not provide us with control over the investment and therefore is accounted for as a financial asset.

Summary of Operating Results
    Our LP investments, unlike our Office and Retail portfolios, have a defined hold period and typically generate the majority of profits from realization events including the sale of an asset or portfolio of assets or the exit of the entire investment. The combination of gains from realization events and FFO earned during the hold period represent our earnings on capital invested in these funds and, once distributed by the Brookfield-sponsored real estate opportunity funds, provide liquidity to fund reinvestment.

The following table presents NOI, FFO, CFFO, and net (loss) in our LP Investments segment for the three months ended March 31, 2024 and 2023:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
NOI	$612	$548
FFO	(18)	(30)
CFFO	(24)	(25)
Net (loss)	(477)	(207)

NOI in our LP Investments segment increased by $64 million for the three months ended March 31, 2024 primarily driven by higher revenues as a result of acquisition activity and strong operating performance at hospitality assets in the U.K., partially offset by an increase in operating expense at hospitality properties in the U.S.

FFO improved by $12 million for the three months ended March 31, 2024, for the reasons noted above as well as the positive impact of foreign currency translation, partially offset by an increase in operating expense at hospitality properties in the U.S. and an increase in interest expense resulting from the rising interest rate environment and financing activity.

For the three months ended March 31, 2024, CFFO increased by $1 million due to the increase in FFO discussed above, partially offset by an incremental increase in transaction costs.

Net (loss) increased for the three months ended March 31, 2024 by $270 million due to fair value losses in the current period, compared to fair value gains in the prior year, driven by updated valuation metrics and leasing assumptions at manufactured housing, office and logistics assets in the U.S. as well as higher income taxes partially offset by higher revenues as discussed above.

Corporate
Certain amounts are allocated to our Corporate segment as those activities should not be used to evaluate our other segments’ operating performance.

Summary of Operating Results
The following table presents FFO, CFFO and net (loss) in our Corporate segment for the three months ended March 31, 2024 and 2023:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
FFO	$(198)	$(188)
CFFO	(199)	(187)
Net (loss)	(180)	(121)

FFO was a loss of $198 million (2023 - loss of $188 million) for the three months ended March 31, 2024. Corporate FFO includes interest expense and general and administrative expense.

For the three months ended March 31, 2024, interest expense totaled $105 million (2023 - $100 million), which reflects $26 million (2023 - $25 million) of interest expense on capital securities and $79 million (2023 - $75 million) of interest expense on our credit facilities and corporate bonds.

Another component of FFO is general and administrative expense. For the three months ended March 31, 2024, general and administrative expense consisted of $45 million of management fees and equity enhancement fees (2023 - $50 million) and $89 million (2023 - $62 million) of other corporate costs. The management fee is calculated at an annualized rate of 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (1) the equity attributable to unitholders for our Office, Retail and the Corporate segments; and (ii) the carrying value non-voting common equity of a BPY Subsidiary (“Canholdco Class B Common Shares”).

For the three months ended March 31, 2024, we also recorded income tax benefit of $16 million (2023 - income tax benefit of $63 million), primarily due to a decrease in pre-tax income and a change in the tax rate of certain subsidiaries.

As of March 31, 2024, the carrying value of the Canholdco Class B Common Shares was $1,355 million (December 31, 2023 - $1,415 million).

LIQUIDITY AND CAPITAL RESOURCES
We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private providers of capital. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

The principal sources of our operating cash flow are from our consolidated properties as well as properties in joint venture arrangements. These sources generate a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service and dividends to holders of our preferred units. Cash is used in investing activities to fund acquisitions, development or redevelopment projects and recurring and nonrecurring capital expenditures. These balances may fluctuate as a result of timing differences relating to financing and investing activities. For the three months ended March 31, 2024, our operating cash flow was $258 million, cash flow from investing activities was $(400) million and cash flow from financing activities was $398 million. The consolidated cash balance at March 31, 2024 was $2,573 million.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)
Mar. 31, 2024	Office(2)	Retail	LP Investments	Total
2024	$7,027	$4,694	$8,431	$20,152
2025	1,744	1,578	8,416	11,738
2026	2,511	384	1,594	4,489
2027	1,070	554	3,307	4,931
2028	275	728	1,015	2,018
2029 and thereafter	1,259	858	3,984	6,101
Deferred financing costs	(47)	(31)	(177)	(255)
Secured debt obligations(1)	$13,839	$8,765	$26,570	$49,174
(1)The figures above do not consider available extension options. For the debt obligations maturing in the remainder of 2024 and 2025, total debt obligations with extension options total $18,754 million.
(2)Of the $7,027 million in 2024 office maturities, approximately $1,827 million have been addressed through extensions, repayments and other measures and, of the remaining maturities, $3,096 million have extension options in place.

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2024 to 2025, however, excluding debt obligations on assets in receivership, we have suspended contractual payment on approximately 2% of our non-recourse mortgages and are currently engaging in modification or restructuring discussions with respective creditors. We are generally seeking relief given the circumstances resulting from the current economic environment, and may or may not be successful with these negotiations. If we are unsuccessful, it is possible that certain properties securing these loans could be transferred to the lenders.

For further discussion on our liquidity and capital resources, refer to our Annual Report for the year ended December 31, 2023 on Form 20-F.

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

    There have been no material changes to risk factors facing our business, including tenant credit risk, lease rollover risk and other risks, since December 31, 2023. For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2023 Annual Report on Form 20-F.

FINANCIAL INSTRUMENTS AND FINANCIAL RISKS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

Canadian Overnight Repo Rate Average (“CORRA”) will replace Canadian Dollar Offered Rate (“CDOR”) effective June 30, 2024. The partnership is progressing through its transition plan to address the impact and effect required changes as a result of amendments to the contractual terms of CDOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The adoption is not expected to have significant impact on the partnership’s financial reporting.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

There have been no other material changes to our financial risk exposure or risk management activities since December 31, 2023. Please refer to Note 32, Financial Instruments in our December 31, 2023 Annual Report on Form 20-F for a detailed description of our financial risk exposure and risk management activities, and refer to Note 27, Financial Instruments of our Q1 2024 Financial Statements for further information on derivative financial instruments as at March 31, 2024.

RELATED PARTIES
    In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Corporation. Other related parties of the partnership include Brookfield Corporation’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

On January 1, 2023, we acquired a 23% LP interest in the foreign investments owned by BSREP IV from an indirect subsidiary of the Corporation for consideration of $588 million through the issuance of a non-interest bearing note. In February 2023, there was a $530 million capital call in respect to BSREP IV U.S. and foreign investments. We repaid the non-interest bearing note and funded the capital call through the issuance of LP Units, Special LP Units and REUs to the Corporation. The Corporation retained an identical indirect economic interest in the BSREP IV investment before and after the transaction.

In May 2023, there was a $507 million capital call in respect to BSREP IV investments. We funded the capital call through the issuance of LP Units, Special LP Units and REUs to the Corporation.

In June 2023, we sold partial interests in six Office assets to Brookfield Reinsurance Ltd (“BNRE”), which include partial interests in three assets in the U.S. for net proceeds of approximately $306 million and three assets in Canada for net proceeds of approximately C$405 million ($306 million).

In August 2023, in a series of related transactions we issued $1.6 billion of mandatory convertible non-voting preferred shares which are now held by a wholly-owned subsidiary of BNRE. Upon conversion, it is expected that BNRE will assume a partial interest in our LP interest in BSREP IV. We will continue to consolidate its LP interest in BSREP IV until conversion, as our contractual rights and exposure to variable returns to BSREP IV and its underlying investments remains unchanged. We received $1.6 billion in notes receivable as consideration in these transactions. In September 2023, there was a $263 million capital call in respect to BSREP IV investments which was funded by the partial paydown of the note receivable.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

For further reference on accounting policies and critical judgments and estimates, see our accounting policies contained in Note 2 to the December 31, 2023 consolidated financial statements and Note 2, Summary of Material Accounting Policy Information of the Q1 2024 Financial Statements.

TREND INFORMATION
We seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy levels, which provides the opportunity to expand cash flows through higher occupancy. There remains some uncertainty in the near-term surrounding leasing trends, market rates, and the ability to exit investments in the partnership’s expected timeframe, which the partnership will continue to monitor and mitigate. In addition, we expect to face a meaningful amount of lease rollover in 2024 and 2025, which may restrain FFO growth from this part of our portfolio in the near future. Our belief as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows is based on assumptions about our business and markets that management deems to be reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. There also remains some uncertainty in the rising interest rate environment, which we will continue to monitor and mitigate its impact on borrowing costs and our ability to refinance existing debt. See “Statement Regarding Forward-looking Statements and Use of Non-IFRS Measures”.

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

Given the small amount of new office and retail development that occurred over the last decade, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

A number of our assets are interest rate sensitive: increases in long-term interest rates will, absent all else, increase the partnership’s interest rate expense, impacting profitability, and decrease the value of these assets by reducing the present value of the cash flows expected to be produced by the asset. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties that we acquire to the extent that we utilize leverage for those acquisitions and may result in a reduction in the acquisition price to the extent we reduce the amount we offer to pay for properties to a price that sellers may not accept. Although we attempt to manage interest rate risk, there can be no assurance that we will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates above that which we anticipate based upon historical trends would adversely affect our cash flows.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the three months ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NON-IFRS FINANCIAL MEASURES
To measure our operating performance, we focus on NOI, FFO, CFFO, net income attributable to Unitholders, and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies.

•NOI: revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization (“Hospitality NOI”).
•FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.
•Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of BSREP III FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation as these are dependent on realization events such as dispositions instead of the underlying operating performance of the investments within BSREP III.
•Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, REUs, Special LP Units and FV LTIP Units.
•Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, REUs, Special LP Units and FV LTIP Units.

    NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Because NOI excludes depreciation and amortization of real estate assets, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates and rental rates. We reconcile NOI to net income on page 19.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We do not use FFO as a measure of cash flow generated from operating activities. We reconcile FFO to net income on page 20 as we believe net income is the most comparable measure.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile net income to Company FFO on page 20.

    Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally.

Reconciliation of Non-IFRS measures
    As described in the “Non-IFRS Financial Measures” section on page 18, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

The following table reconciles net (loss) to NOI for the three months ended March 31, 2024 and 2023:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
Net (loss)	$(709)	$(394)
Add (deduct):
Income tax expense (benefit)	82	(59)
Investment and other revenue	(186)	(189)
Interest expense	1,213	1,167
Depreciation and amortization expense(1)	116	111
Investment and other expense	10	69
General and administrative expense	340	332
Fair value losses, net	372	53
Share of net (earnings) from equity accounted investments	(132)	(24)
Total NOI(1)	$1,106	$1,066

	Three months ended Mar. 31,
(US$ Millions)	2023	2022
Commercial property revenue	$1,539	$1,486
Direct commercial property expense	(611)	(588)
Add: Depreciation and amortization expense in direct commercial property expense(1)	12	12
Commercial property NOI(1)	940	910
Hospitality revenue	595	565
Direct hospitality expense	(533)	(508)
Add: Depreciation and amortization expense in direct hospitality expense(1)	104	99
Hospitality NOI(1)	166	156
Total NOI(1)	$1,106	$1,066
(1)As described in the “Non-IFRS Financial Measures” section on page 18, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles net (loss) to FFO and Company FFO for the three months ended March 31, 2024 and 2023:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
Net (loss)	$(709)	$(394)
Add (deduct):
Fair value losses, net	372	53
Share of equity accounted fair value losses, net	3	132
Depreciation and amortization of real estate assets(1)	87	81
Income tax expense (benefit)	82	(59)
Non-controlling interests in above items	43	88
FFO	$(122)	$(99)
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	14	16
Transaction costs, net(2)	(6)	16
Losses associated with non-investment properties, net(2)	—	—
Imputed interest(3)	9	4
BSREP III (earnings)(4)	(13)	(6)
Company FFO	$(118)	$(69)
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.
(4)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of Company FFO.

Reconciliation of Non-IFRS Measures – Office
The following table reconciles net (loss) to Office NOI for the three months ended March 31, 2024 and 2023:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
Net (loss)	$(209)	$(82)
Add (deduct):
Income tax (benefit)	(25)	(47)
Investment and other revenue	(31)	(49)
Interest expense	233	212
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	2	3
Investment and other expense	9	16
General and administrative expense	64	64
Fair value losses, net	184	138
Share of net losses (earnings) from equity accounted investments	19	(10)
Total NOI - Office(1)	$246	$245
(1)As described in the “Non-IFRS Financial Measures” section on page 18, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our Office segment are presented below:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
Commercial property revenue	$446	$440
Hospitality revenue(1)	7	8
Direct commercial property expense	(203)	(200)
Direct hospitality expense(1)	(6)	(6)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	2	3
Total NOI - Office(2)(3)	$246	$245
(1)Hospitality revenue and direct hospitality expense within our Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.
(2)As described in the “Non-IFRS Financial Measures” section on page 18, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(3)Included in our total Office portfolio are 68 Core properties located in 16 premier office and mixed-use complexes in key global markets, which generated consolidated NOI of $115 million for the three months ended March 31, 2024 (2023 - $107 million). On a look-through basis, same-property NOI for these assets grew by 5%. See footnote 1 in Share of net earnings from equity accounted investments below for detail on NOI from unconsolidated Core properties.

The following table reconciles Office net (loss) to FFO and CFFO for the three months ended March 31, 2024 and 2023:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
Net (loss)	$(209)	$(82)
Add (deduct):
Fair value losses, net	184	138
Share of equity accounted fair value losses, net	69	39
Depreciation and amortization of real estate assets(1)	1	1
Income tax (benefit)	(25)	(47)
Non-controlling interests in above items	(32)	(32)
FFO	$(12)	$17
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	3	4
Transaction costs, net(1)	6	—
Imputed interest(3)	9	4
Company FFO	$6	$25
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

The following table reconciles Office share of net (losses) earnings from equity accounted investments for the three months ended March 31, 2024 and 2023:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
Unconsolidated properties NOI(1)	$145	$135
Unconsolidated properties fair value (losses), net	(69)	(39)
Other(2)	(95)	(86)
Share of net (losses) earnings from equity accounted investments	$(19)	$10
(1)Included in our total Office portfolio are 68 Core properties located in 16 premier office and mixed-use complexes in key global markets, which generated unconsolidated NOI of $106 million for the three months ended March 31, 2024 (2023 - $93 million). On a look-through basis, same-property NOI for these assets grew by 5%. See footnote 3 in the key components of NOI above for detail on NOI from consolidated Core properties.
(2)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures – Retail

The following table reconciles net income to Retail NOI for the three months ended March 31, 2024 and 2023:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
Net income	$157	$16
Add (deduct):
Income tax expense	7	18
Investment and other revenue	(36)	(33)
Interest expense	178	193
Depreciation and amortization expense(2)	3	4
General and administrative expense	55	60
Fair value losses, net	21	35
Share of net (earnings) from equity accounted investments	(137)	(38)
Total NOI - Retail(1)	$248	$255
(1)    As described in the “Non-IFRS Financial Measures” section on page 18, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)    Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our Retail segment are presented below:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
Commercial property revenue	$359	$356
Direct commercial property expense	(114)	(105)
Add: Depreciation and amortization included in direct commercial property expense(1)	3	4
Total NOI - Retail(1)(2)	$248	$255
(1)As described in the “Non-IFRS Financial Measures” section on page 18, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Included in our total portfolio are 19 Core premier retail centers which generated consolidated NOI of $83 million for the three months ended March 31, 2024 (2023 -$84 million). On a look-through basis, same-property NOI for these assets grew by 1% compared to the prior year. See footnote 1 in Share of net earnings from equity accounted investments below for detail on NOI from unconsolidated properties.

    The following table reconciles Retail net income to FFO and CFFO for the three months ended March 31, 2024 and 2023:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
Net income	$157	$16
Add (deduct):
Share of equity accounted fair value (gains) losses, net	(71)	38
Fair value losses, net	21	35
Income tax expense	7	18
Non-controlling interests in above items	(8)	(5)
FFO	$106	$102
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	3	4
Transaction costs, net(2)	(10)	12
Losses associated with non-investment properties, net(2)	—	—
Company FFO	$99	$118
(1) Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.

The following table reconciles Retail share of net earnings from equity accounted investments for the three months ended March 31, 2024 and 2023:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
Unconsolidated properties NOI(1)	$184	$187
Unconsolidated properties fair value gains (losses), net and income tax expense	71	(38)
Other(2)	(118)	(111)
Share of net earnings from equity accounted investments	$137	$38
(1)Included in our total portfolio are 19 Core premier retail centers which generated consolidated NOI of $83 million for the three months ended March 31, 2024 (2023 - $80 million). On a look-through basis, same-property NOI for these assets grew by 1%. See footnote 3 in the key components of NOI above for detail on NOI from consolidated Core properties.
(2)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures - LP Investments
The following table reconciles net (loss) to LP Investments NOI for the three months ended March 31, 2024 and 2023:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
Net (loss)	$(477)	$(207)
Add (deduct):
Income tax expense	116	33
Investment and other revenue	(66)	(88)
Interest expense	697	662
Depreciation and amortization expense(2)	111	103
Investment and other expense	1	53
General and administrative expense	87	96
Fair value losses (gains), net	157	(128)
Share of net (earnings) losses from equity accounted investments	(14)	24
Total NOI(1)	$612	$548
(1)As described in the “Non-IFRS Financial Measures” section on page 18, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
Commercial property revenue	$734	$658
Hospitality revenue	588	557
Direct commercial property expense	(294)	(268)
Direct hospitality expense	(527)	(502)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	111	103
Total NOI(1)	$612	$548
(1)As described in the “Non-IFRS Financial Measures” section on page 18, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles LP Investments net (loss) to FFO and CFFO for the three months ended March 31, 2024 and 2023:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
Net (loss)	$(477)	$(207)
Add (deduct):
Fair value losses (gains), net	157	(128)
Share of equity accounted fair value losses, net	5	55
Depreciation and amortization of real estate assets(1)	86	80
Income tax expense	116	33
Non-controlling interests in above items	95	137
FFO	$(18)	$(30)
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	6	7
Transaction costs, net(2)	1	4
Imputed interest(3)	—	—
BSREP III (earnings)(3)	(13)	(6)
CFFO	$(24)	$(25)
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Reconciliation of Non-IFRS Measures – Corporate

The following table reconciles Corporate net (loss) to net (loss) attributable to Unitholders for the three months ended March 31, 2024 and 2023:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
Net (loss)	$(180)	$(121)
Net (loss) attributable to non-controlling interests	(18)	(6)
Net (loss) attributable to Unitholders	$(162)	$(115)

The following table reconciles Corporate net (loss) to FFO and CFFO for the three months ended March 31, 2024 and 2023:

	Three months ended Mar. 31,
(US$ Millions)	2024	2023
Net (loss)	$(180)	$(121)
Add (deduct):
Fair value losses, net	10	8
Income tax (benefit)	(16)	(63)
Non-controlling interests in above items	(12)	(12)
FFO	$(198)	$(188)
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	2	1
Transaction costs, net(1)	(3)	—
CFFO	$(199)	$(187)
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.

SUBSIDIARY PUBLIC ISSUERS
Brookfield Property Split Corp. (“BOP Split Corp.”) was incorporated for the purpose of being an issuer of preferred shares and owning a portion of the partnership’s investment in Brookfield Office Properties Inc. (“BOPI”) common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preferred Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.

In April 2018, the partnership formed two subsidiaries, Brookfield Property Finance ULC and Brookfield Property Preferred Equity Inc. to act as issuers of debt and preferred securities, respectively. The partnership and certain of its related entities have agreed to guarantee securities issued by these entities.

In connection with the Privatization (refer to Note 3, Privatization of the Partnership of our annual 2023 financial statements for further information), the partnership formed a subsidiary, Brookfield Property Preferred L.P. (“New LP”), to issue preferred securities (“New
LP Preferred Units”). The partnership and certain of its related entities have agreed to guarantee the securities issued by this entity.

The following tables provide consolidated summary financial information for the partnership, BOP Split, BPO, Brookfield Property Finance ULC, Brookfield Property Preferred Equity Inc., New LP and the holding entities:

(US$ Millions) For the three months ended Mar. 31, 2024	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$20	$11	$—	$26	$55	$117	$28	$2,063	$2,320
Net (loss) income attributable to unitholders(1)	(138)	(91)	(196)	—	44	48	(386)	20	314	(385)
For the three months ended Mar. 31, 2023
Revenue	$—	$5	$3	$—	$28	$54	$126	$313	$1,711	$2,240
Net (loss) income attributable to unitholders(1)	(83)	(136)	(155)	—	3	43	(232)	303	25	(232)
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the operating partnership, Canholdco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Mar. 31, 2024	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$413	$168	$—	$1,912	$2,949	$3,383	$936	$(3,150)	$6,611
Non-current assets	8,678	6,533	13,104	—	25	—	32,847	2,651	58,559	122,397
Assets held for sale	—	—	—	—	—	—	—	—	2,124	2,124
Current liabilities	—	1,447	1,864	—	359	—	7,879	714	10,736	22,999
Non-current liabilities	—	14	1,570	—	1,402	653	4,750	487	51,267	60,143
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	67	67
Preferred equity	699	3,728	—	—	—	—	722	—	(4,450)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,480	—	—	—	—	—	22,555	25,035
Equity attributable to unitholders(1)	$7,979	$1,757	$7,358	$—	$176	$2,296	$22,879	$2,386	$(22,642)	$22,189
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the operating partnership, Canholdco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Dec. 31, 2023	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$428	$187	$—	$2,369	$2,952	$3,415	$1,124	$(3,286)	$7,189
Non-current assets	8,809	6,458	13,771	—	6	—	33,222	2,506	57,764	122,536
Assets held for sale	—	—	—	—	—	—	—	—	1,852	1,852
Current liabilities(5)	—	1,485	1,293	—	834	—	7,926	776	9,541	21,855
Non-current liabilities(5)	—	15	2,631	—	1,432	659	4,734	483	51,124	61,078
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	57	57
Preferred equity	699	3,728	—	—	—	—	722	—	(4,450)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,458	—	—	—	—	—	22,874	25,332
Equity attributable to unitholders(1)	$8,110	$1,658	$7,576	$—	$109	$2,293	$23,255	$2,371	$(22,816)	$22,556
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the operating partnership, Canholdco., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.
(5)The partnership adopted the IAS 1 Amendments as of January 1, 2024. The comparative information has been restated. See Note 2, Summary of Material Accounting Policy Information for further information.

NEW LP PREFERRED UNITS GUARANTEE
New LP was created in order to issue New LP Preferred Units. The payment obligations of New LP to the holders of the New LP Preferred Units, including accrued and unpaid distributions, are fully and unconditionally guaranteed by the partnership, the Operating Partnership and several Holding Entities (CanHoldco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited). The guarantee of each guarantor ranks senior to all subordinate guarantor obligations.

Pursuant to Rule 13-01 of the SEC’s Regulation S-X, the following tables provides combined summarized financial information of New LP and New LP guarantor entities.

Total revenue of the partnership for the three months ended March 31, 2024 was $2,320 million. Summarized financial information of combined guarantor entities is presented in the following table:

(US$ Millions) For the three months ended Mar. 31, 2024	Combined Guarantor entities
Revenue	$—
Revenue - from related parties	2
Revenue - from non-guarantor subsidiaries	84
Dividend income - from non-guarantor subsidiaries	57
Operating profit	(40)
Net (loss)	(34)

(US$ Millions) For the year ended Dec. 31, 2023	Combined Guarantor entities
Revenue	$2
Revenue - from related parties	7
Revenue - from non-guarantor subsidiaries	385
Dividend income - from non-guarantor subsidiaries	854
Operating profit	541
Net income	549

Total assets of the partnership for the three months ended March 31, 2024 was $131,132 million. Summarized financial information of combined guarantor entities is presented in the following table:

(US$ Millions) As at Mar. 31, 2024	Combined Guarantor entities
Current assets	$95
Current assets - due from related parties	743
Current assets - due from non-guarantor subsidiaries	5,904
Long-term assets	47
Long-term assets - due from related parties	125
Current liabilities	405
Current liabilities - due to related parties	1,098
Current liabilities - due to non-guarantor subsidiaries	5,973
Long-term liabilities	2,965
Long-term liabilities - due to non-guarantor subsidiaries	1,704
Preferred equity and capital securities	2,324
Non-controlling interests	4,042

(US$ Millions) As at Dec. 31, 2023	Combined Guarantor entities
Current assets	$108
Current assets - due from related parties	881
Current assets - due from non-guarantor subsidiaries	5,907
Long-term assets	30
Long-term assets - due from related parties	85
Current liabilities	429
Current liabilities - due to related parties	421
Current liabilities - due to non-guarantor subsidiaries	6,669
Long-term liabilities	2,949
Long-term liabilities - due to non-guarantor subsidiaries	1,704
Preferred equity and capital securities	2,325
Non-controlling interests	4,062

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; risks relating to trends in the office real estate industry; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; risks related to climate change; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Corporate Information

CORPORATE PROFILE
    Brookfield Property Partners is Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is a subsidiary of Brookfield Corporation (NYSE: BN; TSX: BN). More information is available at www.brookfield.com.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
bpy.brookfield.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Rachel Nappi, Investor Relations at 855-212-8243 or via email at bpy.enquiries@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, AST Trust Company, as listed below.

AST TRUST COMPANY (Canada)
By mail:         P.O. Box 4229
Station A
Toronto, Ontario, M5W 0G1
Tel:         (416) 682-3860; (800) 387-0825
Fax:         (888) 249-6189
E-mail:         inquiries@astfinancial.com
Web site:        www.astfinancial.com/ca

COMMUNICATIONS
Brookfield Property Partners maintains a website, bpy.brookfield.com, which provides access to our published reports, press releases, statutory filings, and unit and distribution information as well as summary information on our outstanding preferred units.

We maintain an investor relations program and strive to respond to inquiries in a timely manner.